Section 1: 425

Filed by FBR & Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FBR & Co.

Commission File No.: 001-33518

The following is an email which was sent to FBR employees on May 18, 2017:

From:	Rick Hendrix
To:	FBR-ALL
Cc:
Subject:	B. Riley Financial / Wunderlich Announcement

*** INTERNAL USE ONLY**

This morning, BRiley Financial announced an agreement to acquire Wunderlich Securities, a wealth management and institutional brokerage firm based in Memphis, TN. Wunderlich currently has 219 wealth advisors and over $10 billion in assets under administration. This is a tremendously exciting step for BRiley Financial overall and will have a significant positive impact on our combined investment banking and brokerage franchise. Together we will represent a fully integrated, full service securities franchise focused on institutional, corporate, and individual clients.

The rationale for combining our three firms is compelling. Specifically, addition of a stable, profitable earnings stream from the wealth management business, additional capability for issuers in terms of retail distribution of securities, and meaningful cost save opportunities in the consolidation. Beyond that, because of the other business lines at BRiley, including GA Capital Partners and the overall Great American business, there are further revenue opportunities we should be able to exploit with the larger, more diverse client set that we will serve together.

As you can see from the investor presentation that BRiley has filed, the resulting company will have trailing twelve month revenues of over $450 mm, and adjusted EBITDA for just the last six months of over $50 mm (adjusted for transaction/restructuring expenses and share based compensation) prior to cost synergies that should be over $15 mm annually. This will be a powerful combination at a time of continued contraction in the industry. These deals together will position us to play offense in an environment that has reached extremes in terms of firms and people exiting the industry, capital flows toward passive investing (ETF’s and index funds), and historically low levels of IPO volume. These are trends that we believe for a variety of reasons will reverse; and allow us to be extraordinarily well positioned as the leading small cap banking and research firm in our industry. Until these trends more clearly begin to abate, however, the consolidation benefits of the deals will protect our downside as we eliminate over $15mm of combined expenses.

On a personal note, I have known Gary Wunderlich, founder of Wunderlich Securities, for over ten years and am confident he will be a great addition as a leader within the combined BRiley Financial team. Because of our prior interaction we have also spent time with the broader leadership team at Wunderlich, and I am confident that they too will be great members of the team going forward.

We recognize that our people are key to the success of this transaction and as such we are committed to keeping you informed throughout this process. Bryant Riley and I are very aware that everyone is looking forward to detailed information about any post merger changes. Here is our joint commitment to the team. As soon as we have made decisions about changes, we will communicate them. We are working hard on integration plans, as many of you know because you have been in some of the learning and planning meetings. In the meantime, I am asking everyone to focus all of your energy on clients, internal or external, and doing great work for them. Those efforts will lead to the outcomes we all envision for the business and each other.

Let’s not forget, from the beginning of 2012 through the middle of 2015, FBR earned $80mm pre-tax from operations, and EBITDA exceeded $100mm. Our collective goal in this combination is to maintain and leverage our ability to perform at those levels, while limiting our downside through the benefits of consolidation on a larger operating platform. I am confident that the banking and brokerage business that will result from these mergers is going to be a firm that is a great place to work and is uniquely positioned in our industry. My confidence in that outcome is even higher today because of the Wunderlich addition. We will have challenges, as always, as we pursue a successful integration. But the work, effort, and commitment that we all deliver to the company will result in a great future for our combined firm.

I will be hosting an all hands discussion updating everyone on our progress and answering questions about today’s announcement on Monday morning at 8 am.

Thanks,

Rick

Richard J. Hendrix

Chairman and CEO

FBR & Co.

1300 North 17th Street . Suite 1400 . Arlington VA 22209

T 703.469.1128 . rhendrix@fbr.com . www.fbrcapitalmarkets.com

Forward Looking Statements

This communication release may contain forward-looking statements by B. Riley Financial, Inc. that are not based on historical fact, including, without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “projects,” “believes,” “seeks,” “estimates” and similar expressions and statements. Such forward looking statements include, but are not limited to, express or implied statements regarding future financial performance and future dividends, the effects of our business model, the effects of the United Online acquisition, the anticipated benefits of B. Riley Financial, Inc.’s pending acquisitions of FBR & Co. and Wunderlich and related actions, expectations regarding future transactions and the financial impact, size and consistency of returns and timing thereof, as well as statements regarding the effect of investments in our business segments. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include risks associated with large engagements in our Auction and Liquidation segment; the possibility that the pending acquisition of FBR & Co. does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the possibility that the pending acquisition of Wunderlich does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; lower FBR & Co. earnings and/or higher FBR & Co. transaction and other expenses; lower Wunderlich earnings and/or higher Wunderlich transaction and other expenses; our ability to achieve expected cost savings or other benefits with respect to the acquisition of United Online or the pending acquisitions of FBR & Co. and Wunderlich, in each case within expected time frames or at all; our ability to consummate anticipated transactions and the expected financial impact thereof, in each case within the expected timeframes or at all; our ability to successfully integrate recent and pending acquisitions; loss of key personnel; our ability to manage growth; the potential loss of financial institution clients; the timing of completion of significant engagements; and those risks described from time to time in B. Riley Financial, Inc.’s filings with the SEC, including, without limitation, the risks described in B. Riley Financial, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Additional information will also be set forth in our Annual Report on Form 10-K for the year ended December 31, 2016. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date this press release is issued, and B. Riley Financial, Inc. undertakes no duty to update this information

Additional Information about the Pending Acquisition of FBR and Where to Find It

Shareholders are urged to carefully review and consider each of B. Riley’s and FBR’s public filings with the U.S. Securities & Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with B. Riley’s pending acquisition of FBR, B. Riley has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that includes a Joint Proxy Statement of B. Riley and FBR and a Prospectus of B. Riley (the “Joint Proxy/Prospectus”), as well as other relevant documents concerning the merger. Shareholders are urged to carefully read the Registration Statement and the Joint Proxy/Prospectus regarding the pending acquisition of FBR in their entirety and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. The Joint Proxy/Prospectus has been mailed to shareholders. The Joint Proxy/Prospectus and other relevant materials filed with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.

Shareholders may also obtain these documents, free of charge, from FBR by accessing FBR’s website at www.fbr.com under the tab “Investor Relations” or from B. Riley at www.brileyfin.com under the tab “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to B. Riley, Attention: Corporate Secretary, 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367 or to FBR, Attention: Corporate Secretary, 1300 North Seventeenth Street, Arlington, Virginia 22209.

Participants in Solicitation

B. Riley and FBR and their directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of FBR or B. Riley in connection with B. Riley’s pending acquisition of FBR. Information about the directors and executive officers of B. Riley and their ownership of B. Riley’s common stock is set forth in the proxy statement for B. Riley’s 2017 annual meeting of stockholders, which is included in the Joint Proxy/Prospectus. Information about the directors and executive officers of FBR and their ownership of FBR common stock is set forth in the Joint Proxy/Prospectus and in FBR’s Form 10-K/A filed with the SEC on April 21, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the pending acquisition of FBR & Co. may be obtained by reading the Joint Proxy/Prospectus. Free copies of these documents may be obtained as described in the preceding paragraph.